

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to Nevada Revised Statutes Chapter 92A)
(excluding 92A.200(4b))
SUBMIT IN DUPLICATE

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than four merging entities, check box ☐ and attach an 81/2" x 11" blank sheet containing the required information for each additional entity.

NMNX.COM, INC.
Name of merging entity

DELAWARE — Jurisdiction
CORPORATION — Entity type *

NEW MEXICO SOFTWARE, INC.
Name of merging entity

NEVADA — Jurisdiction
CORPORATION — Entity type *

Name of merging entity

NONE — Jurisdiction
Entity type *

NONE
Name of merging entity

Jurisdiction
Entity type *

and,

NEW MEXICO SOFTWARE, INC.
Name of surviving entity

NEVADA — Jurisdiction
CORPORATION — Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

This form must be accompanied by appropriate fees. See attached fee schedule.



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.1 90):

Attn: NOT APPLICABLE

c/o:

3) (Choose one)

☒ **The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).**

☐ **The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180)**

4) Owner's approval (NRS 92A.200)(options a, b, or c must be used, as applicable, for each entity) (if there are more than four merging entities, check box ☐ and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity):

(a) Owner's approval was not required from

NMXS.COM, INC.
Name of merging entity, if applicable

NOT APPLICABLE
Name of merging entity, if applicable

NOT APPLICABLE
Name of merging entity, if applicable

NOT APPLICABLE
Name of merging entity, if applicable

and, or;

NOT APPLICABLE
Name of surviving entity, if applicable

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM Merger 2003
Revised on: 10/24/03



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

Important., Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

NOT APPLICABLE
Name of merging entity, if applicable

NOT APPLICABLE
Name of merging entity, if applicable

NOT APPLICABLE
Name of merging entity, if applicable

NOT APPLICABLE
Name of merging entity, if applicable

and, or;

NEW MEXICO SOFTWARE, INC.
Name of surviving entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

Important: Read attached instructions before completing form.   ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

NOT APPLICABLE
Name of merging entity, if applicable

NOT APPLICABLE
Name of merging entity, if applicable

NOT APPLICABLE
Name of merging entity, if applicable

NOT APPLICABLE
Name of merging entity, if applicable

and, or;

NOT APPLICABLE
Name of surviving entity, if applicable

This form must be accompanied by appropriate fees. See attached fee schedule.   Nevada Secretary of State AM Merger 2003
Revised on: 10/24/03



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

Important. Read attached instructions before completing form.   ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

6) Location of Plan of Merger (check a or b):

☒ (a) The entire plan of merger is attached;

or,

☐ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional)":   JANUARY 1, 2006

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

** A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).

This form must be accompanied by appropriate fees. See attached fee schedule.   Nevada Secretary of State AM Merger 2003
Revised on: 10/24/03







DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

Important. Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*
(if there are more than four merging entities, check box ☐ and attach an 8 %" x 1 1 " blank sheet containing the required information for each additional entity.):

NMXS.COM, INC.
Name of merging entity

[signature] CHIEF EXECUTIVE OFFICER
Signature **Title** **Date**

NOT APPLICABLE
Name of merging entity

Signature **Title** **Date**

NOT APPLICABLE
Name of merging entity

Signature **Title** **Date**

NOT APPLICABLE
Name of merging entity

Signature **Title** **Date**

NEW MEXICO SOFTWARE, INC.
Name of surviving entity

[signature] CHIEF EXECUTIVE OFFIDER
Signature **Title** **Date**

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM Merger 2003
Revised on: 10/24/03

PLAN OF MERGER
NMXS.COM, Inc. (pursuant to Delaware Code Title 8, Chapter 1, §253) into
New Mexico Software, Inc. (pursuant to Nevada Revises Statutes §92A.190)

Pursuant to the provisions of §92A.190, Nevada Revised Statutes, and §253, Delaware Code Title 8, Chapter 1, the Delaware General Corporation Law, as applicable, the undersigned constituent corporations hereby adopt the following Plan of Merger for the purpose of merging the two corporations into one corporation.

1. The names of the constituent corporations which are parties to the merger are: New Mexico Software, Inc., a Nevada corporation, ("Subsidiary"), which is the surviving corporation, and NMXS.COM, Inc., a Delaware corporation, ("Parent"), which is the absorbed or disappearing corporation. The business address of both corporations is Suite 100, 5021 Indian School Road, Albuquerque, NM 87110.

2. The Parent owns all of the issued and outstanding common stock of the Subsidiary, being the only shares of capital stock outstanding and entitled to vote on the merger.

3. The Plan of Merger is as follows:

(a) The Parent shall be merged into the Subsidiary and the Parent shall cease upon the effective date of the merger to exist as a separate corporation. The surviving corporation shall be the Subsidiary, a Nevada corporation, and its name shall be unchanged and remain the same.

(b) Each issued and outstanding common share of the Parent shall be, in the merger, automatically converted into and become one share of common stock of the Subsidiary, without the requirement that certificates for the stock of the Parent be surrendered in exchange for and reissue of the stock of the Subsidiary.

(c) All obligations, including obligations with respect to capital stock of the Parent, including but not limited to options, warrants and rights, shall become and become obligations of the Subsidiary.

(d) The name of the Subsidiary, the surviving corporation shall be New Mexico Software, Inc.

(e) The Bylaws of the Parent shall be the Bylaws of the Subsidiary.

(f) The merger is permitted by the laws of the respective jurisdictions of incorporation of each of the constituent corporations and the merger is in compliance therewith.

4. The Subsidiary, the surviving corporation, agrees that it may be served with process in the State of Delaware for the enforcement of any obligation of the Parent and

does hereby irrevocably appoint the Secretary of State of the State of Delaware as its agent to accept service of process in any suit or proceeding; provided, that said secretary of state shall mail a copy of any such process to New Mexico Software, Inc., Suite 100, 5021 Indian School Road, Albuquerque, NM 87110, attn: Richard Govatski, President.

     5. The merger shall be effective on January 1, 2006.

     6. The Plan of Merger was approved on (a) September 30, 2005 by the stockholders of the Parent even though such stockholder approval is not required pursuant to §253, Delaware Code Title 8, Chapter 1, and (b) by the Parent as the sole stockholder of the Subsidiary in the manner prescribed by NRS §92A.190.